Wienerberger


SUPPL

Exceptional times require exceptional measures.

Report on the First Six Months of 2009

Earnings Data		1-6/2008	1-6/2009	Chg. in %	Year-end 2008
Revenues	*in € mill.*	1,263.6	898.1	-29	2,431.4
Operating EBITDA [1]	*in € mill.*	235.6	100.6	-57	440.1
Operating EBIT [1]	*in € mill.*	136.0	7.8	-94	239.8
Profit before tax	*in € mill.*	118.0	-222.8	<-100	123.1
Profit after tax [2]	*in € mill.*	98.6	-204.0	<-100	103.3
Earnings per share	*in €*	0.97	-2.65	<-100	0.81
Adjusted earnings per share [3]	*in €*	1.04	-0.17	<-100	1.69
Free cash flow [4]	*in € mill.*	30.2	7.9	-74	195.4
Maintenance capex	*in € mill.*	49.9	30.7	-38	98.4
Growth investments	*in € mill.*	203.9	60.3	-70	407.2

Balance Sheet Data		31.12.2008	30.6.2009	Chg. in %
Equity [5]	*in € mill.*	2,497.2	2,260.6	-9
Net debt	*in € mill.*	890.2	978.6	+10
Capital employed	*in € mill.*	3,252.2	3,105.0	-5
Balance sheet total	*in € mill.*	4,383.9	4,211.6	-4
Gearing	*in %*	35.6	43.3	-
Employees [6]		15,162	13,104	-14

Stock Exchange Data		1-12/2008	1-6/2009	Chg. in %
Share price high	*in €*	39.02	12.88	-67
Share price low	*in €*	8.24	4.70	-43
Share price at end of period	*in €*	11.90	8.83	-26
Shares outstanding (weighted) [7]	*in 1,000*	82,895	82,834	0
Market capitalization at end of period	*in € mill.*	999.0	741.3	-26

Segments 1-6/2009 *in € mill. and %*	Central- East Europe		Central- West Europe [8]		North- West Europe [8]		North America		Investments and Other [9]	
Revenues	275.5	*(-39%)*	182.4	*(-18%)*	380.2	*(-23%)*	76.3	*(-36%)*	-16.3	*(+34%)*
Operating EBITDA [1]	48.5	*(-64%)*	11.4	*(-37%)*	61.4	*(-32%)*	-7.9	*(<-100%)*	-12.8	*(+14%)*
Operating EBIT [1]	17.3	*(-83%)*	-5.9	*(<-100%)*	28.6	*(-48%)*	-19.0	*(<-100%)*	-13.2	*(+22%)*
Total investments	38.8	*(-53%)*	7.9	*(-57%)*	28.4	*(-72%)*	8.4	*(-63%)*	7.5	*(-74%)*
Capital employed	856.8	*(-1%)*	434.5	*(-17%)*	1,235.5	*(-11%)*	527.2	*(+3%)*	51.0	*(>100%)*
Employees [6]	5,391	*(-8%)*	2,180	*(-10%)*	4,137	*(-15%)*	1,153	*(-48%)*	243	*(+14%)*

1) Adjusted for non-recurring income and expenses
2) Before minority interest and accrued hybrid coupon
3) Adjusted for non-recurring income and expenses; after hybrid coupon
4) Cash flow from operating activities minus cash flow from investing activities plus growth investments
5) Equity including minority interest and hybrid capital
6) Average number of employees for the period
7) Adjusted for treasury stock
8) Crossborder trading activities of the Netherlands and Germany were transferred to the Central-West Europe segment as of January 1, 2009 (previously: North-West Europe); the comparable figures from prior year period were adjusted accordingly
9) Including Group eliminations and holding costs; negative revenues are due to the offset of inter-company sales

Note: In the table of segment data, changes in % to the comparable prior year period are shown in brackets

Chief Executive's Review

Dear Shareholders,

Together with my colleagues on the Managing Board, Johann Windisch and Willy Van Riet, I took over the management of Wienerberger on August 1 in a difficult market environment. The global economic and financial crisis has affected new residential construction in all our relevant markets much stronger than originally expected. The decline in consumer confidence and above all a lack of financing have notably slowed the pace of new construction. Despite this challenging market environment we are confident to emerge as an even stronger player out of the crisis.



Heimo Scheuch,
Chief Executive Officer of
Wienerberger AG

Exceptional times require exceptional measures – against this backdrop, we have prepared a wide-ranging action plan that is intended to adjust our corporate structures to reflect the adverse market environment. It includes the adjustment of production capacity, a reduction in fixed costs, active working capital management, in particular, by means of inventory reduction and a cutback in investments.

Milestones for the future

The implementation of these measures included the shutdown or mothballing of 18 plants since the beginning of this year, and production is expected to be halted at a further eight plants during the second six months. The related restructuring costs amounted to € 59.1 million in the first half of 2009, and we are expecting a total of € 100 million for the full year. Extensive cost reduction programs have already been launched, which resulted in savings of € 90 million. We estimate cost savings of € 150 million for 2009. Active working capital management led to longer production standstills throughout the Wienerberger plant network and, despite lower sales volumes, supported a reduction of € 58 million in inventories by the end of June. Our goal to reduce net debt by € 100 million for the full year remains intact, and will primarily be achieved through a reduction in working capital. During the first six months we also cut maintenance capex by 38% year-on-year to € 30.7 million. Growth investments total € 60.3 million and are used only for the completion of projects started in 2008. The total investments for 2009 will be limited to € 180 million.

Refinancing requirements reduced up to the end of 2011, added flexibility with the covenants

The preservation of cash has top priority for Wienerberger. We have been able to extend the terms of outstanding bank loans and thereby significantly reduce our refinancing requirements up to the end of 2011. Together with the financing banks, we also substantially improved the credit agreements to provide us with more flexibility regarding the covenants.

Economic environment remains tough

I expect a further drop in revenues and earnings during the second six months, but these declines should be, however, more moderate than the first half-year because of the lower prior year values. From today's perspective, it is too early to speak of a recovery as the economic outlook remains uncertain.

Wienerberger with a sound basis to realize long-term benefits from a recovery

Over the coming months we will continue to focus on the implementation of our action plan. I'm convinced that our balanced country portfolio and innovative product range of Wienerberger represent a sound basis to realize long-term benefits from a recovery.

Yours

Financial Review

Earnings

Revenues and operating EBITDA
as a % of 100



100
90
80
70
60
50
40
30
20
10
0
Q1 20% 15% Q1
Q2 29% 31% Q2
Q3 27% 31% Q3
Q4 24% 23% Q4
Q1 24% 21% Q1
Q2 28% 33% Q2
Q3 27% 29% Q3
Q4 21% 17% Q4
2007
2008
Revenues
Operating EBITDA

Revenues and operating EBITDA Q1 - Q2
in € mill.



1,227.3
1,263.6
898.1
256.6
235.6
100.6
1,400
1,200
1,000
800
600
400
200
0
2007
2008
2009

Wienerberger recorded revenues of € 898.1 million for the first six months of 2009, which is 29% less than in the prior year. After a first quarter that was also negatively influenced by the weather (-37% year-on-year in revenues), the second quarter weakness was more moderate in annual comparison (-22%). Record prior year results in Central-East Europe were followed by the strongest revenue and earnings declines in the Group following the spread of the global financial crisis to the new residential construction in this region.

Operating EBITDA (before restructuring costs) fell by 57% to € 100.6 million as a result of the weaker demand for bricks during the first half-year and the costs of extended plant standstills in connection with our active working capital management. These factors had an even stronger effect on operating EBIT, which fell to € 7.8 million from the comparable prior year value of € 136.0 million. Earnings were also negatively influenced by restructuring costs and impairment of assets of € 87.2 million for capacity adjustments and measures in administration and sales, whereby € 18.7 million of this total represent cash expenses and € 68.5 million special write-downs as well as impairments of assets.

As a reaction to the further deterioration of the economy in recent months, impairment testing for the Group's assets was based on very conservative market assumptions for the future development of the business (stress tests). These tests resulted in impairment charges totaling € 125.4 million, which were recognized primarily in the United States, UK, Italy, Germany, France as well as in Scandinavia and the Baltic States. The impairment charges to goodwill in North America during the first half-year are related above all to the regional business unit in the Midwest. We continue to view the USA in its entirety as a growth market, but in the structurally weak Midwest – where the automobile industry plays a key role in economic development – significant recovery is not expected over the mid-term and an impairment charge was therefore required. Weak demand for facing bricks as well as expectations for reserved market recovery after a turnaround, both in the UK and Continental Europe, are the major reasons for the impairment charges in the UK, France and Germany. In Italy, the current market situation substantially exacerbated structural excess capacity and resulted in an impairment charge to the business unit in this country's central region.

Wienerberger recorded a pre-tax loss of € 222.8 million due to the decline in operating earnings and, above all, as a result of non-recurring restructuring costs and impairment charges to goodwill.

Financial results totaled € -18.1 million for the first half of 2009 compared with € -12.2 million for the first six months in 2008 due to a decrease in income from associates from € 10.0 million to € 0.1 million and negative effects from interest rate hedges (fair value hedges) as well as a positive foreign currency result. The tax rate declined from 16.4% in the first half of 2008 to 8.4% for the reporting period and, at € -204.0 million, profit after tax was substantially lower than the € 98.6 million recorded in the prior year.

After restructuring costs and impairment charges to goodwill, earnings per share equaled € -0.17 for the first six months compared with € 1.04 in 2008 (the weighted average number of shares totaled 82.8 million for the first half, compared with 83.0 million shares in 2008). The calculation of earnings per share also includes the deduction of the accrued coupon on the hybrid capital.

Cash Flow

The sizeable decline in earnings during the first half of 2009 was also reflected in cash flow from operating activities, which fell from € 82.0 million in the previous year to € 22.7 million for the reporting period. In spite of a common seasonal increase during the first six months, working capital was cut by € 20.7 million during the second quarter of 2009. Wienerberger was able to reduce inventories by € 58.0 million during the first half of 2009, which reflects an improvement of € 118.7 million based on the € 60.7 million increase recorded for the first six months of 2008. Reductions in maintenance capex and working capital allowed Wienerberger to generate positive free cash flow of € 7.9 million (2008: € 30.2 mill.), even in this difficult operating environment.

€ 58.0 million cash flow out of the reduction in inventories

Cash outflows of € 91.0 million for total investments included € 30.7 million of maintenance capex, which was reduced by 38% or € 19.2 million year-on-year, as well as € 60.3 million for the completion of projects started during the past year (growth investments). A € 32.5 million coupon on the hybrid capital was paid in February, while the payment of a dividend for 2008 was waived by the 140th Annual General Meeting in 2009 to strengthen liquidity.

Maintenance capex cut by 38% or € 19.2 million

Asset and Financial Position

Group equity fell by 9% to € 2,260.6 million due to the payment of the hybrid coupon and net profit that was negatively affected by impairment charges to goodwill and restructuring costs. Net debt rose from € 890.2 to 978.6 million for seasonal reasons as well as the payment of the hybrid coupon. This development led to an increase in gearing, which rose from 35.6% as of December 31, 2008 to 43.3% at the end of the reporting period. Our goal for 2009 is to reduce net debt by € 100 million, primarily through a reduction in inventories.

Gearing equals 43.3%

Financing and Treasury

Wienerberger negotiated an extension of the maturities of its bank loans with the lending banks in April, which led to a substantial reduction in its refinancing requirements. Current financial liabilities equaled approximately € 190 million at the end of June, whereby a smaller part represents short-term financing for the seasonal increase in working capital and another minor portion relates to bank loans that are scheduled for extension this autumn. In contrast, Wienerberger holds cash and cash equivalents of € 199.8 million. Refinancing requirements for 2010 and 2011 amounted to roughly € 150 million as of June 30, 2009, and are covered by € 290 million of undrawn committed credit lines.

Extension of bank loans' maturities arranged in April

Wienerberger also reacted to the current difficult market climate and the resulting impact on earnings by taking action to improve the covenants in its credit agreements. The result was an agreement with all financing banks, which included a substantial improvement in the net debt / operating EBITDA ratio from 3.0 to 3.75. The new agreement also allows for an increase in this value up to 4.0 during two quarters up to the end of 2010. The operating EBIT / interest result ratio will be suspended up to the end of 2010 and be replaced by an indicator that better reflects the inherent strength of Wienerberger's equity (tangible net worth / (total assets minus goodwill)).

Improved covenants negotiated with banks

Treasury Ratios	Old	New	Valid to
Net debt / operating EBITDA [1]	3.0	3.75 (2x to 4.0)	December 31, 2010
Operating EBIT [1] / interest result	2.75	-	Suspended up to December 31, 2010
Tangible net worth / (Total Assets minus goodwill)	-	35%	End of the credit period (2015)

1) Before restructuring costs and impairment charges to property, plant and equipment and goodwill

Capacity Management

Plant closures and extensive shutdowns to reduce inventories

Wienerberger reacted to the very weak first quarter by expanding its restructuring program. An estimated amount of 26 plants – instead of the originally 20 plants planned – will be closed or mothballed at an estimated cost of € 100 million (thereof € 40 million of cash expenses and € 60 million of special write-downs). During the first half-year 18 plants were already closed, whereby the relevant restructuring costs amounted to € 59.1 million (thereof € 18.7 million of cash expenses and € 40.4 million of special write-downs). Extensive temporary shutdowns are also in progress to reduce inventories. These temporarily closed locations together with the mothballed production lines represent a substantial capacity reserve that can be reactivated quickly as needed.

Cost Reduction

Cost savings of € 90 million realized during the first half of 2009

Cost savings of € 90 million were realized in the areas of personnel and maintenance during the first half of 2009. This year-on-year reduction in fixed costs resulted primarily from capacity adjustments and optimization measures in administration and sales that were launched in mid-2008, but also includes positive effects from measures introduced at the beginning of 2009. Headcount was reduced by around 1,000 people due to restructuring, which were taken since the beginning of 2009.

€ 150 million of cost savings expected for the full year 2009

For the full year we expect cost savings of € 150 million. The programs implemented in 2009 should generate cost savings of at least € 25 million beginning in 2010, which represents a cumulative reduction of € 175 million in fixed costs.

The Second Quarter of 2009

Effects of financial crisis lead to sharp revenue and earnings declines in Central-East Europe from high prior year level

Group revenues fell by 22% year-on-year to € 537.8 million for the second quarter, while operating EBITDA before restructuring costs dropped 41% to € 84.4 million. The heaviest declines were recorded in Central-East Europe because of the high comparative prior year values for revenues and earnings. The effects of the financial crisis on new residential construction in this region were substantial during the second quarter, with a decline of 27% in revenues and 48% in operating EBITDA. The United States remained very weak with -39% in revenues and negative operating EBITDA of € -2.1 million. The slight improvement in housing starts over the past three months could be interpreted as the first sign of recovery. However, any recovery would only have a delayed impact on the demand for building materials and Wienerberger therefore assumes the market will remain difficult during the second half-year with uneven development on the individual submarkets in North America. Revenues in North-West Europe fell by 20% to € 207.8 million, in contrast to modest growth during the comparable prior year period. Operating EBITDA was negatively influenced by temporary plant shutdowns and declined 28% to € 36.3 million. With -10% in revenues to € 116.0 million and -13% in operating EBITDA to € 16.9 million, the lowest declines were recorded in Central-West Europe where construction activity in Germany has already been subdued in recent years.

Revenues *in € mill.*	4-6/2008	4-6/2009	Chg. in %
Central-East Europe	250.3	182.3	-27
Central-West Europe [1]	128.9	116.0	-10
North-West Europe [1]	258.5	207.8	-20
North America	67.3	41.1	-39
Investments and Other [2]	-15.4	-9.4	+39
Wienerberger Group	**689.6**	**537.8**	**-22**

Operating EBITDA [3] *in € mill.*	4-6/2008	4-6/2009	Chg. in %
Central-East Europe	74.7	39.1	-48
Central-West Europe	19.4	16.9	-13
North-West Europe	50.4	36.3	-28
North America	6.8	-2.1	<-100
Investments and Other [2]	-8.0	-5.8	+28
Wienerberger Group	**143.3**	**84.4**	**-41**

1) Crossborder trading activities of the Netherlands and Germany were transferred to the Central-West Europe segment as of January 1, 2009 (previously: North-West Europe); the comparable figures from prior year period were adjusted accordingly
2) Including Group eliminations and holding company costs; negative revenues due to the offset of inter-company sales in this segment
3) Before restructuring costs and impairment charges to property, plant and equipment and goodwill

Segments

Central-East Europe

H1 Revenues by Segment


5
4
1
3
2

1 Central-East Europe: 31%
2 Central-West Europe: 20%
3 North-West Europe: 42%
4 North America: 8%
5 Investments and Other: -1%

New residential construction slowed from the high prior year level during the first six months in all markets of this region, but the extent of the downturn differed from country to country. After record results in 2008, revenues fell by 39% to € 275.5 million and operating EBITDA by 64% to € 48.5 million. The costs resulting from lower capacity utilization as well as lower average prices caused a decline in margins throughout the region. Negative foreign exchange effects led to a decrease of € 33.6 million in revenues and € 6.6 million in operating EBITDA. This segment accounted for 31% of Group revenues and – still considerable – 48% of operating EBITDA in the first half of 2009.

In Poland, housing starts fell by 28% during the first half of 2009. The weaker demand for building materials triggered a decline in revenues for Wienerberger, and lower capacity utilization held margins below the prior year values. Markets in the Czech Republic and Slovakia continued to weaken, and reduced sales volumes at lower prices led to a drop in earnings. In Hungary, the most difficult market in the region, we are expecting a decline of at least 40% in new residential construction during 2009. Results in this country therefore fell significantly below the comparable figures for 2008. Unfavorable economic developments also led to sharp revenue and earnings declines in Romania. The building materials market in Bulgaria weakened increasingly while competitive pressure increased, above all due to a higher share of imports from neighboring countries. Wienerberger maintained a sound position in this difficult operating environment. The markets in South-East Europe (Slovenia, Croatia, Serbia) also reported lower revenues and earnings against the backdrop of increasing weakness.

H1 operating EBITDA by Segment


5
4
1
3
2

1 Central-East Europe: 48%
2 Central-West Europe: 11%
3 North-West Europe: 61%
4 North America: -8%
5 Investments and Other: -12%

We expect a continuing weakness in residential construction across the region during the second half-year as a result of the persistent economic downturn and the general lack of availability for construction financing. Our production capacity has been adjusted through extensive plant shutdowns to reflect the lower sales volumes. Wienerberger forecasts for the full year indicate a decline in volumes as well as a substantial drop in earnings compared to the previous year due to the costs of standstill and lower average prices.

Central-East Europe		1-6/2008	1-6/2009	Chg. in %
Revenues	in € mill.	454.7	275.5	-39
Operating EBITDA [1]	in € mill.	135.4	48.5	-64
Operating EBIT [1]	in € mill.	101.3	17.3	-83
Total investments	in € mill.	81.7	38.8	-53
Capital employed	in € mill.	862.9	856.8	-1
Employees		5,845	5,391	-8
Sales volumes clay blocks	in mill. NF	2,094	1,468	-30
Sales volumes facing bricks	in mill. m²	4.46	4.73	+6
Sales volumes concrete roof tiles [2]	in mill. m²	9.43	6.02	-36

1) Before restructuring costs and impairment charges to property, plant and equipment and goodwill
2) Sales volumes are not proportional, but reflect 100%

Central-West Europe

Extended plant standstills in Germany and pressure on prices in Italy

Revenues recorded in Central-West Europe fell by 18% year-on-year to € 182.4 million and operating EBITDA by 37% to € 11.4 million. This development resulted primarily from the costs associated with extended plant standstills at the beginning of the year as well as continuing pressure on prices in Italy. Central-West Europe generated 20% of revenues and 11% of operating EBITDA for the Wienerberger Group.

Residential construction in Germany declined further from the low prior year level during the first six months of 2009, with the renovation market also showing increasing weakness. This situation led to lower sales volumes in all Wienerberger product groups. The downturn in Central-East Europe also had a negative effect on sales volumes of clay blocks in this segment through a sharp drop in exports. In addition to extended plant standstills at the beginning of the year, further optimization measures were implemented in the production and administrative areas to adjust structures to the current market environment and further streamline the plant network.

Further drop in building permits on German market

The situation in Italy remained unchanged with intense pressure on prices as a result of structural overcapacity, especially in Central and Southern Italy, and a lower rate of new residential construction. However, Wienerberger was slightly more successful than the market due to a focus on higher quality products. Residential construction in Switzerland continues to decline from a high level. The prices of clay blocks have come under pressure to a certain extent, while the prices of clay roof tiles remain stable.

Excess capacity in Italy

In Germany, there are no signs of an improvement in the general economic environment. Current forecasts indicate a 6% drop in GDP for 2009, which would represent the highest such decline in the euro zone. New residential construction is expected to weaken further in Italy, but should stabilize in Switzerland during the second six months. A further decline in revenues and earnings is therefore expected for this segment, as a result of standstill costs.

Decline in results expected for 2009 in Central-West Europe

Central-West Europe [1]		1-6/2008	1-6/2009	Chg. in %
Revenues	*in € mill.*	221.8	182.4	-18
Operating EBITDA [2]	*in € mill.*	18.0	11.4	-37
Operating EBIT [2]	*in € mill.*	-1.1	-5.9	<-100
Total investments	*in € mill.*	18.4	7.9	-57
Capital employed	*in € mill.*	526.6	434.5	-17
Employees		2,423	2,180	-10
Sales volumes clay blocks	*in mill. NF*	816	619	-24
Sales volumes facing bricks	*in mill. WF*	83	70	-16
Sales volumes clay roof tiles [3]	*in mill. m²*	4.06	3.37	-17

1) The cross-border trading activities of the Netherlands and Germany were reclassified to Central-West Europe beginning in 2009 (previously: North-West Europe); the comparable prior year data were adjusted accordingly
2) Before restructuring costs and impairment charges to property, plant and equipment and goodwill
3) Sales volumes of clay roof tiles include accessories

North-West Europe

Revenues in the North-West Europe segment fell by 23% to € 380.2 million in the first half-year, and operating EBITDA dropped 32% to € 61.4 million. Lower sales volumes, especially in the UK, and high standstill costs combined with stable prices led to weaker margins. North-West Europe generated 42% of revenues and 61% of operating EBITDA for the Group.

Lower revenues and earnings in North-West Europe

New residential construction in Belgium collapsed during the first half of 2009, but the renovation market showed only moderate weakness due to a reduction in the value added tax on building materials. Wienerberger was able to hold margins constant on the basis of stable prices. The new residential construction declined in the Netherlands as well, which led to a decrease in revenues and earnings. In France, the downturn in single and two-family housing construction slowed during the second quarter after a very weak start in 2009. We expect various stimulus

Belgium, the Netherlands and France declining

programs for this sector of the construction market will bring positive results during the second half-year. Prices remained stable, but Wienerberger recorded lower volumes in all product groups compared with the good prior year levels.

UK weak

The strongest volume declines for facing bricks and roof tiles in North-West Europe were registered in the UK. Extensive plant shutdowns and temporary standstills have adjusted production capacity to reflect the lower demand.

Stabilization in North-West Europe at low level expected for second half-year

The first signs of economic recovery and lower prior year values in the UK lead us to expect the development of a floor during the second half of 2009. The downward trend on the Continental European markets in this segment should also slow and lead to a stabilization at a low level. The full year is expected to be characterized by revenue declines as well as lower margins due to the reduced utilization of capacity.

North-West Europe [1]		1-6/2008	1-6/2009	Chg. in %
Revenues	*in € mill.*	491.8	380.2	-23
Operating EBITDA [2]	*in € mill.*	89.7	61.4	-32
Operating EBIT [2]	*in € mill.*	54.7	28.6	-48
Total investments	*in € mill.*	101.4	28.4	-72
Capital employed	*in € mill.*	1,389.2	1,235.5	-11
Employees		4,893	4,137	-15
Sales volumes clay blocks	*in mill. NF*	613	490	-20
Sales volumes facing bricks	*in mill. WF*	859	598	-30
Sales volumes clay roof tiles [3]	*in mill. m²*	7.35	6.22	-15

1) *The cross-border trading activities of the Netherlands and Germany were reclassified to Central-West Europe beginning in 2009 (previously: North-West Europe); the comparable prior year data were adjusted accordingly*
2) *Before restructuring costs and impairment charges to property, plant and equipment and goodwill*
3) *Sales volumes of clay roof tiles include accessories*

North America

Further sharp drop in US housing starts during first half-year

A further drop in US housing starts from the extremely low year-end 2008 level was recorded at the beginning of 2009. New residential construction in Canada also fell by more than 30% during the reporting period. These developments contributed to a decline of 36% in revenues to € 76.3 million in the North America segment during the first six months of 2009. In spite of the low demand for bricks, Wienerberger was able to reduce inventory levels through plant standstills. These measures to optimize working capital coupled with low capacity utilization, which resulted in high plant standstill costs, had a strong negative effect on earnings for the first six months and led to a loss of € 7.9 million in operating EBITDA. The stronger average exchange rate of the US dollar made a positive contribution of € 6.2 million to revenues, while EBITDA was negatively affected by additional charges of € 0.7 million. Prices in the USA remained stable during the reporting period despite the difficult market environment. Contribution to the Group revenues was 8%, whereas the share of operating EBITDA was -8% in the first half year.

Impairment charges to goodwill of approx. € 50 million due to structurally weak Midwest

The restructuring costs of € 6.9 million recognized in this segment consist primarily of impairment charges for closed plants. The impairment charges recorded to goodwill are related above all to the regional business unit in the Midwest. We continue to view the USA in its entirety as a growth market, but in the structurally weak Midwest – where the automobile industry is a key driver for economic development – significant recovery is not expected over the mid-term. An impairment charge to goodwill of € 50.4 million was therefore recognized.

We adjusted our cost structures to reflect the lower demand through a reduction of more than 1,000 employees over the last 12 months – the workforce currently represents roughly one-third of the original level in 2006. The economic downturn appears to have reached the bottom in the USA, but the real estate crisis may still not be over. Recent data published by the NAHB (National Association of Home Builders) on 2009 housing starts show a slight upward shift: the forecast for the period from April to May indicated a 15% increase to 562,000 units and was followed by an estimate of 582,000 units for June (+ 3.6%). In addition the stock of finished houses also fell below 10 months for the first time since 2007. However, the number of foreclosures continues to rise and thereby increases the supply of available properties.

Slight increase in US housing starts since May 2009

If the upward trend in housing starts continues, a positive effect on brick sales can only be expected several months later because of the time lag in the demand for building materials. We expect a further decline in revenues and earnings for the North America segment at stable prices during the remainder of this year, in particular due to the extensive plant standstills that are planned for the second six months as part of our active working capital management.

Positive effects of demand for building materials expected with time lag

North America		1-6/2008	1-6/2009	Chg. in %
Revenues	*in € mill.*	120.0	76.3	-36
Operating EBITDA [1]	*in € mill.*	7.5	-7.9	<-100
Operating EBIT [1]	*in € mill.*	-2.0	-19.0	<-100
Total investments	*in € mill.*	23.0	8.4	-63
Capital employed	*in € mill.*	509.9	527.2	+3
Employees		2,209	1,153	-48
Sales volumes facing bricks	*in mill. WF*	293	149	-49

1) Before restructuring costs and impairment charges to property, plant and equipment and goodwill

Investments and Other

The Investments and Other segment is comprised primarily of the holding company and related costs and the brick activities in India as well as the non-core businesses of the Wienerberger Group (in particular real estate). Revenues fell by 13% to € 5.9 million, while operating EBITDA rose by 14% from € -14.9 to -12.8 million, above all due to workforce reductions and a decline in holding company administrative expenses. The increase in capital employed reflects the capitalization of equipment at our newly constructed plant in India. The 50% investment in Pipelife is consolidated at equity and therefore not included under operating results.

First results from cost savings program in the holding company

Investments and Other [1]		1-6/2008	1-6/2009	Chg. in %
Revenues	*in € mill.*	6.8	5.9	-13
Operating EBITDA [2]	*in € mill.*	-14.9	-12.8	+14
Operating EBIT [2]	*in € mill.*	-16.9	-13.2	+22
Capital employed	*in € mill.*	12.4	51.0	>100
Employees		213	243	+14

1) Revenues excluding Group eliminations, earnings including holding company costs
2) Before restructuring costs and impairment charges to property, plant and equipment and goodwill

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	4-6/2009	4-6/2008	1-6/2009	1-6/2008
Revenues	537,840	689,658	898,125	1,263,642
Cost of good sold	-369,563	-433,237	-638,761	-808,163
Gross profit	**168,277**	**256,421**	**259,364**	**455,479**
Selling expenses	-104,232	-128,271	-195,182	-238,635
Administrative expenses	-31,265	-37,210	-63,798	-77,803
Other operating expenses	-11,020	-7,610	-20,936	-18,396
Other operating income	15,046	10,050	28,362	15,335
Profit/Loss before restructuring costs and impairment charges to property, plant and equipment and goodwill	**36,806**	**93,380**	**7,810**	**135,980**
Restructuring costs and impairment charges to property, plant and equipment	-44,585	-5,802	-87,174	-5,802
Impairment charges to goodwill	-125,390	0	-125,390	0
Profit/Loss after restructuring costs and impairment charges to property, plant and equipment and goodwill	**-133,169**	**87,578**	**-204,754**	**130,178**
Income from investments in associates	3,562	7,135	148	9,956
Interest and similar income	4,278	11,874	9,649	24,602
Interest and similar expenses	-13,751	-22,301	-27,962	-44,573
Other financial results	-10,658	-1,955	98	-2,180
Financial results	**-16,569**	**-5,247**	**-18,067**	**-12,195**
Profit/Loss before tax	**-149,738**	**82,331**	**-222,821**	**117,983**
Income taxes	6,732	-13,873	18,791	-19,346
Profit/Loss after tax	**-143,006**	**68,458**	**-204,030**	**98,637**
Thereof attributable to non-controlling interests	440	1,531	-815	1,860
Thereof share planned for hybrid capital holders	8,102	8,080	16,116	16,161
Thereof attributable to equity holders	**-151,548**	**58,847**	**-219,331**	**80,616**
Adjusted earnings per share (in EUR)	**0.22**	**0.78**	**-0.17**	**1.04**
Earnings per share (in EUR)	**-1.83**	**0.71**	**-2.65**	**0.97**
Diluted earnings per share (in EUR)	**-1.83**	**0.71**	**-2.65**	**0.97**

Statement of Comprehensive Income

		1-6/2009			1-6/2008	
in TEUR	Group	Non-controlling interests	Total	Group	Non-controlling interests	Total
Profit/Loss after tax	**-203,215**	**-815**	**-204,030**	**96,777**	**1,860**	**98,637**
Foreign exchange adjustment	1,287	-592	695	-11,196	1,583	-9,613
Foreign exchange adjustment to investments in associates	-950	0	-950	1,908	0	1,908
Hedging reserves	-2,302	0	-2,302	14,401	2	14,403
Other changes [1]	44	0	44	-219	0	-219
Other comprehensive income [2]	**-1,921**	**-592**	**-2,513**	**4,894**	**1,585**	**6,479**
Total comprehensive income	**-205,136**	**-1,407**	**-206,543**	**101,671**	**3,445**	**105,116**
Thereof share planned for hybrid capital holders	16,116			16,161		
Thereof comprehensive income attributable to equity holders	**-221,252**			**85,510**		

1) Changes in the fair value of available-for-sale securities are included under "other changes".
2) The other components of comprehensive income are reported net of tax.

Balance Sheet

in TEUR

	30.6.2009	31.12.2008
ASSETS		
Intangible assets	647,981	769,451
Property, plant and equipment	1,999,503	2,075,878
Investment property	28,082	30,543
Investments in associates	114,761	115,679
Other financial assets	19,456	19,464
Deferred tax assets	33,077	35,071
Non-current assets	**2,842,860**	**3,046,086**
Inventories	669,811	719,995
Trade receivables	276,719	187,750
Other current receivables	135,042	133,822
Securities and other financial assets	87,382	89,445
Cash and cash at bank	199,811	206,835
Current assets	**1,368,765**	**1,337,847**
Total Assets	**4,211,625**	**4,383,933**
EQUITY AND LIABILITIES		
Issued capital	83,948	83,948
Share premium	829,408	829,408
Hybrid capital	492,896	492,896
Retained earnings	1,131,181	1,368,920
Treasury stock	-40,697	-40,697
Translation reserve	-260,362	-260,699
Non-controlling interests	24,227	23,415
Equity	**2,260,601**	**2,497,191**
Employee-related provisions	69,582	68,049
Provisions for deferred taxes	109,118	126,457
Other non-current provisions	67,371	66,532
Long-term financial liabilities	1,075,828	1,011,600
Other non-current liabilities	55,004	52,158
Non-current provisions and liabilities	**1,376,903**	**1,324,796**
Other current provisions	53,855	55,503
Short-term financial liabilities	189,953	174,858
Trade payables	168,524	177,319
Other current liabilities	161,789	154,266
Current provisions and liabilities	**574,121**	**561,946**
Total Equity and Liabilities	**4,211,625**	**4,383,933**

Changes in Equity Statement

	2009			2008		
in TEUR	Group	Non-controlling interests	Total	Group	Non-controlling interests	Total
Balance on 1.1.	**2,473,776**	**23,415**	**2,497,191**	**2,646,716**	**25,993**	**2,672,709**
Total comprehensive income	-205,136	-1,407	-206,543	101,671	3,445	105,116
Dividend payments/hybrid coupon	-32,500	-224	-32,724	-152,609	-687	-153,296
Capital increase/decrease	0	0	0	0	2,000	2,000
Increase/decrease in non-controlling interests	0	2,443	2,443	0	167	167
Increase/decrease in treasury stock	0	0	0	-9,318	0	-9,318
Expenses from stock option plans	234	0	234	997	0	997
Balance on 30.6.	**2,236,374**	**24,227**	**2,260,601**	**2,587,457**	**30,918**	**2,618,375**

Cash Flow Statement

in TEUR	1-6/2009	1-6/2008
Profit/Loss before tax	-222,821	117,983
Depreciation and amortization	92,756	99,611
Impairment charges to goodwill	125,390	0
Impairment of property plant and equipment	68,472	3,569
Write-ups of fixed and financial assets	-844	0
Increase/decrease in long-term provisions	-15,377	6,339
Income from associates	-148	-9,956
Income/loss from the disposal of fixed and financial assets	-10,326	-1,420
Interest result	18,313	19,971
Interest paid	-27,771	-49,144
Interest received	8,537	24,024
Income taxes paid	13,651	-6,654
Gross cash flow	**49,832**	**204,323**
Increase/decrease in inventories	58,066	-60,720
Increase/decrease in trade receivables	-82,292	-107,087
Increase/decrease in trade payables	-12,370	15,884
Increase/decrease in other net current assets	12,171	16,129
Changes in non-cash items resulting from foreign exchange translation	-2,720	13,507
Cash flow from operating activities	**22,687**	**82,036**
Proceeds from the sale of assets (including financial assets)	13,523	15,670
Purchase of property, plant and equipment and intangible assets	-87,788	-161,469
Payments made for investments in financial assets	-11	-7,053
Increase/decrease in securities and other financial assets	2,396	-10,542
Net payments made for the acquisition of companies	-3,186	-92,367
Net proceeds from the sale of companies	0	0
Cash flow from investing activities	**-75,066**	**-255,761**
Increase/decrease in long-term financial liabilities	65,751	147,720
Increase/decrease in short-term financial liabilities	12,059	39,738
Dividends paid by Wienerberger AG	0	-120,109
Hybrid coupon paid	-32,500	-32,500
Dividends paid to and other changes in non-controlling interests	-224	1,342
Dividend payments from associates	58	0
Purchase of treasury stock	0	-9,318
Cash flow from financing activities	**45,144**	**26,873**
Change in cash and cash at bank	**-7,235**	**-146,852**
Effects of exchange rate fluctuations on cash held	211	213
Cash and cash at bank at the beginning of the period	206,835	293,373
Cash and cash at bank at the end of the period	**199,811**	**146,734**

Segments

1-6/2009 *in TEUR*	Central-East Europe	Central-West Europe [2]	North-West Europe [2]	North America	Investments and Other [3]	Group Eliminations	Wienerberger Group
Third party revenues	274,084	174,163	372,855	76,287	328		**897,717**
Inter-company revenues	1,368	8,282	7,304	0	5,609	-22,155	**408**
Total revenues	275,452	182,445	380,159	76,287	5,937	-22,155	**898,125**
Operating EBITDA [1]	48,474	11,400	61,409	-7,896	-12,821		**100,566**
Operating EBIT [1]	17,283	-5,863	28,577	-19,017	-13,170		**7,810**
Restructuring costs and impairments of assets	-32,614	-9,343	-37,735	-6,875	-607		**-87,174**
Impairment charges to goodwill	-12,014	-29,433	-33,528	-50,415	0		**-125,390**
Total investments	38,843	7,877	28,415	8,394	7,445		**90,974**
Capital employed	856,848	434,461	1,235,447	527,153	51,063		**3,104,972**
Employees	5,391	2,180	4,137	1,153	243		**13,104**

1-6/2008							
Third party revenues	451,810	208,486	482,454	120,007	309		**1,263,066**
Inter-company revenues	2,885	13,351	9,302	0	6,533	-31,495	**576**
Total revenues	454,695	221,837	491,756	120,007	6,842	-31,495	**1,263,642**
Operating EBITDA [1]	135,386	17,963	89,710	7,506	-14,974		**235,591**
Operating EBIT [1]	101,283	-1,072	54,672	-2,029	-16,874		**135,980**
Restructuring costs and impairments of assets	-3,639	0	-2,163	0	0		**-5,802**
Impairment charges to goodwill	0	0	0	0	0		**0**
Total investments	81,651	18,377	101,382	22,985	29,441		**253,836**
Capital employed	862,933	526,595	1,389,216	509,945	12,342		**3,301,031**
Employees	5,845	2,423	4,893	2,209	213		**15,583**

1) Before restructuring costs, impairment charges to property, plant and equipment and goodwill
2) The cross-border trading activities of the Netherlands and Germany were reclassified to Central-West Europe beginning in 2009 (previously: North-West Europe); the comparable prior year data were adjusted accordingly.
3) Investments and Other includes holding company costs as well as Wienerberger activities in India

Notes to the Interim Financial Statements

Basis of Preparation

The interim report as of June 30, 2009 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34). The accounting and valuation methods in effect on December 31, 2008 remain unchanged. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2008, which form the basis for these interim financial statements. Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all products within a country. Segment reporting reflects the regional focus of the Wienerberger Group.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportionate basis at 50%. One brick merchant in the UK was initially consolidated as of January 1, 2009. Semmelrock Ebenseer GmbH & Co KG, which resulted from a business combination, as well as Lusit KG and Lusit GmbH were included in the consolidated financial statements as of May 1, 2009 based on preliminary values; these acquisitions did not lead to the recognition of any material goodwill.

The comparable prior year period from January 1, 2008 to June 30, 2008 did not include IGM Ciglana d.o.o. Petrinja in Croatia (consolidated as of December 31, 2008) or the investment in EUCOSO sp. Z.o.o. in Poland (consolidated at equity as of December 31, 2008). Changes in the consolidation range increased revenues by TEUR 7,424 and EBITDA by TEUR 1,646 for the period from January 1, 2009 to June 30, 2009.

Seasonality

The sales volumes recorded by Wienerberger during the first and last months are lower than at mid-year due to the negative impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Wienerberger Hybrid Capital

On February 9, 2009 Wienerberger AG paid a TEUR 32,500 coupon for the hybrid capital issued in 2007. The hybrid capital is reported as a component of equity, while the coupon payment is shown as part of the use of earnings on the changes in equity statement. The issue costs and discount were deducted from retained earnings. The proportional share of the accrued coupon interest for the first half of 2009 equaled TEUR 16,116; this amount was reflected in the calculation of earnings per share and led to a reduction of EUR 0.19 in this ratio.

Notes to the Income Statement

Group revenues fell 29% below the first two quarters of 2008 and totaled TEUR 898,125 for the reporting period. EBITDA before restructuring costs equaled TEUR 100,566, which is 57% below the comparable prior year value of TEUR 235,591.

The restructuring costs recognized in the reporting period equaled TEUR 59,085 (2008: TEUR 5,802), whereby TEUR 40,382 (2008: TEUR 3,569) represented impairment charges to property, plant and equipment for closed production facilities and TEUR 18,703 (2008: TEUR 2,233) reflected other restructuring costs and optimization measures. The major part of these costs is related to redundancy plans and expenses for the permanent shutdown of plants. In addition, the testing of assets for indications of permanent impairment in accordance with IAS 36 indicated a need to recognize impairment charges of TEUR 28,089 to property, plant and equipment, whereby the major part of this amount is related to real estate in the UK. Therefore, restructuring costs and impairment charges to property, plant and equipment totaled TEUR 87,174 for the reporting period.

Impairment tests in accordance with IAS 36 also resulted in the recognition of impairment charges of TEUR 125,390 to goodwill during the first half of 2009, which were comprised of TEUR 50,415 in the USA, TEUR 21,059 in Italy, TEUR 20,357 to brick activities in the UK, TEUR 10,000 to facing brick activities in France, TEUR 8,374 to facing brick and roof tile activities in Germany, TEUR 5,514 in Finland, TEUR 5,000 in Estonia, TEUR 3,171 in Norway and TEUR 1,500 to Semmelrock paver activities in the Czech Republic. The total cost of capital for the Wienerberger Group equaled 6.91%, whereby the following different costs of capital were applied on a regional basis: 6.23% in the USA, 6.31% in the UK and 10.8% in Russia.

Operating profit after restructuring costs and impairment charges to property, plant and equipment and goodwill amounted to TEUR -204,754 for the first half of 2009, compared with TEUR 130,178 in the prior year. The number of shares outstanding as of June 30, 2009 was 83,947,689. Treasury stock totaled 1,113,603 as of the balance sheet date, and was deducted in the calculation of earnings per share. The weighted average number of shares outstanding from January 1, 2009 to June 30, 2009 was 82,834,086.

Notes to the Statement of Comprehensive Income

Negative foreign exchange adjustments of TEUR 255 were recognized to other comprehensive income during the first half-year. These adjustments resulted above all from the UK and Canada, and were largely offset by East European currencies. The hedging reserve declined TEUR 2,302 after tax during the reporting period, whereby deferred taxes included in comprehensive income reduced equity by TEUR 616. Changes in the fair value of available-for-sale securities totaled TEUR 44 and include deferred tax expense of TEUR 15. Expenses of TEUR 2,722 were recognized to the income statement during the reporting period to reflect the settlement at maturity of gas forwards (cash flow hedges), for which the changes in fair value were previously recorded directly to equity. The after tax loss for the first six months reduced equity by TEUR 204,030. The total comprehensive income after tax therefore led to a decrease of TEUR 206,543 in equity during the reporting period.

Notes to the Cash Flow Statement

Cash flow of TEUR 22,687 from operating activities was substantially lower than the comparable prior year figure (2008: TEUR 82,036) because of the long winter and further market declines during the second quarter. Cash outflows of TEUR 90,974 for investments and acquisitions include TEUR 30,659 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 60,315 of acquisitions and the construction or expansion of plants (growth investments). Cash inflows of TEUR 3,913 were generated by reductions in the purchase price of acquisitions made during the prior year and initial consolidations recognized in 2009.

Notes to the Balance Sheet

Maintenance capex and growth investments for the first six months of 2009 increased non-current assets by TEUR 87,788. Net debt rose by TEUR 88,410 to TEUR 978,588, above all due to the lower cash flow from operating activities, the TEUR 32,500 coupon payment for the hybrid capital in February and investment activity.

Risk Report

Wienerberger focuses on the early identification and active management of risks in its operating environment within the context of the principles defined by the Managing Board. The major risks identified by the Group during the first six months of 2009 include the weakness that has affected the construction industry in nearly all markets combined with industry-wide capacity that has not yet been adjusted to the changing demand as well as the risks related to financing and the protection of liquidity. In accordance with the active management of risks in the operating environment, Wienerberger reacted quickly to these developments through the temporary shutdown of production capacity and plant closings in order to adjust its capacity to meet the changing market environment. Financing risks were limited by the extension of credit lines and the renegotiation of loan conditions. The financial power of Wienerberger was also strengthened by the shareholders' decision to waive a dividend for the 2008 financial year.

The risks expected by Wienerberger during the second half of this year are connected with the uncertainty surrounding the development of business in the construction industry as well as high inventories and the related pressure on prices, rising energy costs and negative foreign exchange effects. Wienerberger continuously monitors these and other risks in its operating environment as part of its Group-wide risk management system and takes appropriate actions as required. A program to reduce working capital has been implemented throughout the Group, above all as a means of managing the risk associated with high inventories. The business situation in the construction industry and the major indicators of demand for building materials are watched closely to enable the Wienerberger Group to adjust its production capacity as quickly as possible to reflect changes on the market. Especially in an economic environment that has been negatively influenced by the global financial crisis, the preservation of cash and protection of a sound financial base will also represent the focus of corporate strategy during the second half of the year. Wienerberger therefore continues to concentrate on the maximization of free cash flow and a decrease in net debt through cost savings as well as the reduction of working capital and a cutback in investments to a minimum. The risks associated with rising energy costs are reduced by hedging the prices for various types of energy used by the Group.

Wienerberger is exposed to legal risks arising from increasingly strict environmental, health and safety standards, which may result in penalties or claims for damages if these standards are not met. The Italian authorities have launched an investigation into possible environmental hazards at Wienerberger plants, which has not produced any results to date.

The Group is also exposed to legal risks from an impending antitrust penalty in Germany, for which a provision of € 10 million has already been recognized as of December 31, 2008. However, the related proceedings are not expected to start before 2010. It should be noted that price-fixing agreements are not part of Wienerberger business policies; internal guidelines prohibit such practices and call for sanctions in the event of violations.

Statement by the Managing Board

The Managing Board of Wienerberger AG hereby declares to the best of its knowledge and belief that these unaudited interim financial statements provide a true and fair view of the asset, financial and earnings position of the group in agreement with International Financial Reporting Standards (IFRSs), as adopted by the EU.

The Managing Board of Wienerberger AG
Vienna, August 18, 2009



H. Scheuch



W. Van Riet



J. Windisch

These unaudited interim financial statements include information and forecasts that are based on the future development of the Wienerberger Group and its member companies. These forecasts represent estimates, which were prepared based on the information available at this time. If the assumptions underlying these forecasts are not realized or risks – as described in the risk report – should in fact occur, actual results may differ from the results expected at this time. These unaudited interim financial statements are not connected with a recommendation to buy or sell shares in Wienerberger AG.

Financial Calendar

August 18, 2009	Results for the First Six Months of 2009: Press and Analysts Conference in Vienna
August 19, 2009	Results for the First Six Months of 2009: Analysts Conference in London
October 12, 2009	*Start of the quiet period*
November 6, 2009	Third Quarter Results for 2009
December 3/4, 2009	Capital Markets Day 2009 in Vienna
January 25, 2010	*Start of the quiet period*
February 11, 2010	Preliminary Results for 2009
March 1, 2010	*Start of the quiet period*
March 24, 2010	2009 Final Results: Press and Analysts Conference in Vienna
March 25, 2010	2009 Final Results: Analysts Conference in London
April 12, 2010	*Start of the quiet period*
May 4, 2010	First Quarter Results for 2010
May 20, 2010	141st Annual General Meeting in the Austrian Center Vienna
July 26, 2010	*Start of the quiet period*
August 17, 2010	Results for the First Six Months of 2010: Press and Analysts Conference in Vienna
August 18, 2010	Results for the First Six Months of 2010: Analysts Conference in London
October 11, 2010	*Start of the quiet period*
November 3, 2010	Third Quarter Results for 2010

Information on the Company and the Wienerberger Share

Investor Relations Officer	Barbara Braunöck
Shareholders' Telephone	+43 (1) 601 92-463
E-Mail	communication@wienerberger.com
Internet	www.wienerberger.com
Vienna Stock Exchange	WIE
Thomson Reuters	WBSV.VI; WIE-VI
Bloomberg	WIE AV
Datastream	O: WNBA
ADR Level 1	WBRBY
ISIN	AT0000831706

Wienerberger Online Annual Report 2008:
http://annualreport.wienerberger.com

The Report on the First Six Months of 2009 is available in German and English.

Wienerberger Markets in Europe



12
2
1
5
Poland
1 1 Sweden
1 Norway
3 Denmark
17
10
7
1
Germany
9
1
3
5
Netherlands
Estonia 2
Finland 2
2 1 Russia
11
4
Great Britain
6 6
2
Belgium
4 3 3
France
2 2
Switzerland
10
8
3
Czech Republic
3 2 1
Slovakia
6
1
5 5
Austria
3 2 2
Romania
6
Italy
1 1 1
Bulgaria
Macedonia 1
1 2
Slovenia
2 3 1
Croatia
Serbia 1 1
12
6
2
Hungary

Market positions

1 *Clay blocks and/or facing bricks*

1 *Clay roof tiles*

1 *Joint ventures*
Bramac concrete roof tiles (50%)
and Tondach Gleinstätten clay roof tiles (25%)

Number of plants

Clay blocks
Facing bricks
Roofing systems
Pavers

3 2 1 1

Markets with plant sites

Export markets

Plant Sites and Market Positions

Wienerberger is the only multinational producer of bricks and roof tiles, with a total of 236 plants in 26 countries and 5 export markets. We focus on our core areas of expertise and work steadily to strengthen our geographic portfolio. We don't want to be everywhere – our objective is to develop strong positions in the markets in which we are present.

Wienerberger Markets in North America



Quebec 1
1 2 Wyoming
1 Ontario
1 Montana
2 Michigan
1 3 Indiana
Ohio
2 Illinois
New York
Wisconsin
Pennsylvania
New Jersey
Delaware
Maryland 1
2 3 Virginia
Nebraska
West Virginia
North Carolina 1 1 4
3 South Carolina
1 Utah
1 Oklahoma
2 Georgia
Florida
1 Arkansas
1 1 4 Colorado
1 Mississippi
Kentucky 2 1 3
6 Tennessee
Alabama 1
Number of sites
Facing bricks
Concrete products
Distribution outlets
3 2 1
Market positions
1 Facing bricks

Status August 2009